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          SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C.  20549

                                   FORM 10-QSB


     [X]  QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934
           For the quarterly period ended May 31,1996

    [  ]  TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE
                          EXCHANGE ACT

        For the transition period from ______ to ______

              Commission file number    0-9065

                  Golden Pharmaceuticals, Inc.
              (Exact name of small business issuer
                  as specified in its charter)

             Colorado                    84-0645174
 (State or other jurisdiction of (IRS Employer incorporation or organization)Identification No.)


        1313 Washington Avenue, Golden, Colorado  80401
            (Address of principal executive offices)

                         (303-279-9375)
                  (Issuer's telephone number)


Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports),and (2) has been subject to such filing requirements for the past 90 days.
                        Yes  X   No


The number of shares outstanding of the issuers Common Stock, no par value as of July 12, 1996 was 117,647,505 shares.

Transitional Small Business Disclosure Format (check one):  Yes        No  X


                             Part I

ITEM 1.   FINANCIAL STATEMENTS

          GOLDEN PHARMACEUTICALS, INC. AND SUBSIDIARY

                  CONSOLIDATED BALANCE SHEETS
                          (Unaudited)

Assets
                                   May 31,        August 31,
                                   1996           1995

CURRENT ASSETS:
     Cash and Cash Equivalents               $21,306        $49,557
     Receivables
          Trade, net of allowance for doubtful
          accounts of $38,274 and $63,700 May
          31, 1996 and August 31, 1995       1,337,598      1,255,475
     Inventories                             942,834        674,955
     Prepaid expenses                        227,917        131,613
     Deferred Taxes                     380,000        380,000
     Note Receivable                         289,595        165,000

          TOTAL CURRENT ASSETS               3,199,250      2,656,600

PROPERTY, PLANT AND EQUIPMENT
     -AT COST                      3,185,381      2,736,714
     Less accumulated depreciation and
     amortization                            (1,681,323)         (1,659,768)
                                   1,504,058      1,076,946
OTHER ASSETS
     Goodwill, less accumulated amortization
     of $165,430 and $16,543 at May 31, 1996
     and August 31, 1995, respectively       3,926,505      3,953,735
     Non-compete Agreement                   146,731        172,624
     Deferred income taxes                   220,000        220,000
          TOTAL OTHER ASSETS            4,293,236      4,346,359
                                   $8,996,554          $8,079,905

          GOLDEN PHARMACEUTICALS, INC. AND SUBSIDIARY

                  CONSOLIDATED BALANCE SHEETS
                          (Unaudited)

LIABILITIES AND STOCKHOLDERS' EQUITY

                                   May 31,        August 31,
                                   1996           1995
CURRENT LIABILITIES:
     Note Payable                       $961,239       $343,454
     Current maturities of long-term debt         228,734        276,179
     Current maturities of capitalized lease
     obligations                             92,449              33,375
     Accounts Payable                        792,894        1,198,689
     Accrued Liabilities
          Salaries, wages, and other
          compensation                       39,375              133,192
          Interest                           110,712        36,183
          Other                              127,224        19,859
          TOTAL CURRENT LIABILITIES          2,313,252      2,040,931

LONG TERM OBLIGATIONS, less current
maturities                              4,288,332      4,314,936

CAPITALIZED LEASE OBLIGATIONS,
less current maturities                 274,645        178,745

STOCKHOLDERS' EQUITY
     Common stock - no par value; 200,000,000
     shares authorized; and 114,781,505 and
     93,967,583 issued and outstanding, at May
     31, 1996 and August 31, 1995 respectively    22,358,851     21,288,851
Treasury stock                     (94,132)        -
Preferred stock - no par value; 10,000,000
shares authorized Class A 15%/30% cumulative
convertible 29,656 share issued and
outstanding at May 31, 1996 and
August 31, 1995                         292,558   292,558
Dividends accrued on preferred stock         433,393   433,393
Accumulated Deficit                     (20,870,355)   (20,469,509)
          TOTAL STOCKHOLDERS' EQUITY    2,120,315 1,545,293
                                   $8,996,544     $8,079,905

ITEM 1.  FINANCIAL STATEMENTS (CONTINUE)

          GOLDEN PHARMACEUTICALS, INC. AND SUBSIDIARY

        CONSOLIDATED FINANCIAL STATEMENTS OF OPERATIONS
                         (Unaudited)
                                        Nine Months Ended
                                   May 31,        August 31,                                   1996           1995
REVENUES:
     Net sales                          $7,368,900          $2,721,860
    Cost of sales                       4,908,756      1,246,520

GROSS MARGIN:                      2,460,144      1,475,340
     Selling, general, and administrative         2,245,311      853,265

OPERATING INCOME                   214,833        622,075

OTHER INCOME /(EXPENSE)
     Interest Expense                        (602,345)      (41,642)
     Other Income                       9,765               8,949
     Gain (loss) sale of assets                   (1,698)          -
          TOTAL OTHER INCOME /(EXPENSE) (594,278)      (32,693)

INCOME (LOSS) BEFORE INCOME TAXES
     AND EXTRAORDINARY ITEM        (379,445)      589,382
INCOME TAX (BENEFIT) EXPENSE       21,400              7,006
INCOME (LOSS) BEFORE EXTRAORDINARY
         ITEMS                          (400,845)      582,376

EXTRAORDINARY ITEM
     Settlement of trade accounts payable              -                   76,560
NET INCOME                         ($400,845)          682,053

PRIMARY EARNINGS PER SHARE
     Before Extraordinary Item                     *                *
     Extraordinary Item                       *                *
PRIMARY EARNINGS PER SHARE               *                *
FULLY DILUTED EARNINGS PER SHARE
     Before extraordinary item                    $     *             $        *
     Extraordinary item                        *                      *
FULLY DILUTED EARNINGS PER SHARE   $       *           $        *
WEIGHTED AVERAGE SHARES
OUTSTANDING                        112,615,914         106,272,092
*  Less than $.01 per share
ITEM 1. FINANCIAL STATEMENTS (CONTINUED)

          GOLDEN PHARMACEUTICALS, INC. AND SUBSIDIARY

             CONSOLIDATED STATEMENTS OF OPERATIONS
                          (Unaudited)

                                        Three Months Ended
                                   May 31,        August 31,
                                   1996           1995
REVENUES:
     Net Sales                          $2,627,886          $941,491
     Cost of Sales                      1,728,854      437,517

GROSS MARGIN:                      899,032        503,974
     Selling, general, and administrative         958,324        283,322
OPERATING INCOME                   (59,292)       220,652
OTHER INCOME /(EXPENSE)
     Interest Expense                        (216,599)      (12,640)
     Other Income                       2,173               3,471
     Gain (loss) sale of assets                   (1,698)          -
          TOTAL OTHER INCOME / (EXPENSE)     (216,124)      (9,169)

INCOME BEFORE TAXES AND
EXTRAORDINARY ITEM                 (275,416)      211,483
INCOME TAX (BENEFIT) / EXPENSE              -               1,400
INCOME BEFORE EXTRAORDINARY ITEMS  (275,416) 210,083

EXTRAORDINARY ITEM
    Settlement of trade accounts payable              -                  -

     NET INCOME                              ($275,416)          $210,083

PRIMARY EARNINGS PER SHARE             *                  *
     Before Extraordinary Item                   *                  *
     Extraordinary Item                     *                  *
PRIMARY EARNINGS PER SHARE             *                  *

FULLY DILUTED EARNINGS PER SHARE
     Before extraordinary item                    $  *                $  *
     Extraordinary item                     *                   *
FULLY DILUTED EARNINGS PER SHARE   $  *                $  *
WEIGHTED AVERAGE SHARES
OUTSTANDING                        116,984,037         107,382,020
*  Less than $.01 per share
 ITEM 1.     FINANCIAL STATEMENTS (CONTINUED)

          GOLDEN PHARMACEUTICALS, INC. AND SUBSIDIARY

             CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (Unaudited)
                                        Nine Months Ended
                                   May 31,        August 31,
                                   1996           1995

CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss)                       ($400,845)          $682,053
     Adjustments to reconcile net income to
     net cash provided (used) bo operations
          Gain on settlement of note payable         -                (99,677)
          Common stock issued for consulting
          services                              -                37,500
          Depreciation and amortization           328,606        65,088
          Gain on sale of asset                   3,216               (2,400)
          (Increase) decrease in -
              Accounts receivable                 (82,123)       16,413
               Inventory                     (267,879)      (176,000)
               Note receivable                    (124,595)      (14,217)
               Prepaid expenses and other              (96,304)       (142,510)
               Goodwill                      (121,656)         -
          Increase (decrease) in -
               Accounts payable                   (405,795)      29,081
               Accrued interest and other              48,702              8,630
               Credit Line                        617,785           -
               TOTAL ADJUSTMENTS             (100,043)      (278,092)

          NET CASH PROVIDED BY OPERATING
         ACTIVITIES                     (500,888)      403,961

(Continued on Next Page)

 ITEM 1.                                            FINANCIAL STATEMENTS (CONTINUED)

          GOLDEN PHARMACEUTICALS, INC. AND SUBSIDIARY

             CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (Unaudited)


                                        Nine Months Ended
                                   May 31,        August 31,
                                   1996           1995

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of property and equipment      (589,986)      (93,503)
     Purchase of treasury stock                   (94,132)          -
     Sale of property and equipment               4,980                  -
     Proceeds from sale of equipment              850            2,400
NET CASH (USED) BY INVESTING
ACTIVITIES                              (678,288)      (91,103)

CASH FLOWS FROM FINANCING ACTIVITIES
     Payments on notes payable               (173,637)      (291,877)
     Long term borrowings                    254,562           -
     Issuance of common stock                1,070,000         -
NET CASH (USED) BY FINANCING
ACTIVITIES                              1,150,925      (291,877)

NET INCREASE (DECREASE) IN CASH         (28,251)       20,981
     CASH, Beginning of period               49,557              94,792
     CASH, End of period                $21,306        115,773

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
ACTIVITIES:
     Interest paid                      $526,259       $41,642
     Income taxes paid                       $21,400        $7,006

NON-CASH TRANSACTIONS
     Settlement of note payables                -                $99,677
     Issuance of Stock for Consulting Services       -                $37,500

            GOLDEN PHARMACEUTICALS, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. SUMMARY OF ACCOUNTING POLICIES

The accompanying unaudited financial statements of Golden Pharmaceuticals, Inc. and its consolidated subsidiaries (collectively, the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for annual financial statements.

The accompanying unaudited condensed financial statements and disclosures reflect all adjustments which, in the opinion of the management, are necessary for a fair presentation of the results of operations, financial position, and cash flow of the Company. The results of operations for the periods indicated are not necessarily indicative of the results for the full year.

The financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company's Annual Report on Form 10-KSB for the year ended August 31, 1995 as filed with the Securities and Exchange Commission.

Net Income Per Common Share - Net income per common share was determined by dividing net income, as adjusted below, by applicable weighted average shares outstanding.

                                                                 Nine Months Ended
                                                            May 31,        August 31,
                                                            1996                     1995
Income before extraordinary
 item as reported                                           ($400,845)          $582,376
 Extraordinary item                                           -0-                    99,677
 Accrual of dividends on 15%/30%
   cumulative convertible preferred
   stock                              -                     (66,537)
      NET INCOME                                       ($ 400,845)         $    615,516
Weighted average number of
 shares outstanding                     112,615,914         106,272,099

Common stock equivalents and stock held in escrow have been included in the computation for the nine months ended May 31, 1996 and 1995. The common stock equivalents that have been included in the computation for earnings per share are common stock and treasury stock. Stock options, Class A Convertible Preferred Stock, 15%/30% Cumulative Convertible Preferred Stock, and accrued dividends on the 15%/30% Cumulative Convertible Preferred Stock are considered antidilutive and accordingly, are not included in the computation of earnings per share.

Reclassification - Certain reclassifications have been made to conform prior years' information with the current year presentation.

Note 2.   ACQUISITION OF QUALITY CARE PHARMACEUTICALS, INC.

On August 7, 1995, the Company purchased all of the issued and outstanding capital stock of Quality Care Pharmaceuticals, Inc., a California corporation ("QCP") for a total of $3,718,750 in cash. To facilitate the financing of the acquisition of QCP, the Company obtained from a national bank (the "Bank") a $4,000,000 term loan (the "Term Loan"), a $2,500,000 revolving line of credit (the "Revolving Facility") and a $400,000 term loan. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS - Liquidity and Capital(HRt)Resources."

QCP is engaged in the repackaging and distribution of pharmaceutical products. QCP's customers include physicians, hospitals, group practices, managed care programs and other legally constituted medical facilities throughout the United States.

Note 3.   SUBSEQUENT EVENTS

In June 1996, the Company commenced a private placement to accredited investors of up to 7,000,000 shares of common stock at a purchase price of $.25 per share. As of July 12, 1996, the Company has raised $785,000 in the private placement.

On June 14, 1996 the Company entered into a joint venture agreement with Pharma France, Inc. to form a new entity called Pharma Labs, LLC. This entity is a manufacturer of vitamins, herbs, and nutritional supplements. The majority of the sales are currently overseas, however it is anticipated that Pharma Labs will also begin sales in the United States.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN
OF(HRt)OPERATION

Overview

As of August 31, 1995, the financial results of the Company and QCP were reported on a consolidated basis (the "Consolidation").

Results of Operations


Nine Months Ended May 31, 1996 Compared to Nine Months Ended May 31, 1995


Net Sales - Net sales totaled $7,368,900 for the nine months ended May 31, 1996, as compared to $2,721,860 for the nine months ended May 31, 1995. The increase of $4,647,040 or 171% was primarily attributable to the Consolidation, of which QCP represented $4,498,461 of the increase. Net sales for QCP over the same nine month period last year were $4,458,303. This represents a $40,158 increase during the first three quarters of Fiscal 1996 when compared to the same period in 1995.

Cost of Sales - Cost of sales as a percent of net sales for the nine months ended May 31, 1996 was 67% as compared to 45.8% for the nine months ended May 31, 1995. The increase was primarily the result of the Consolidation. QCP's cost of sales are higher than the Company's due to the fact that QCP purchases pharmaceuticals in bulk from third parties for repackaging and distribution, while the Company manufactures its products from raw materials, which have higher margins, and therefore, has lower cost of sales. Cost of sales for the Company for the nine months ended May 31, 1996 was 48% prior to the Consolidation which is comparable to the nine months ended May 31, 1995.

Selling General and Administration - Selling, general and administrative expenses ("SG&A") for the nine months ended May 31, 1996 were $2,245,311 as compared to $853,265 for the nine months ended May 31, 1995. This increase of $1,392,046 or 163% is primarily the result of the Consolidation. The Company's SG&A for the nine months ended May 31, 1996 were $1,096,911 prior to the Consolidation. The Company's increase of $243,646 is primarily the result of freight delivery costs being reclassified from cost of sales in 1995 to SG&A in 1996.

Interest Expense - Interest expense for the nine months ended May 31, 1996 was $602,345 as compared to $41,642 for the nine months ended May 31, 1995. The increase of $560,703 was primarily the result of the increase in the Company's total debt in connection with the acquisition of QCP and the establishment of the Revolving Facility.

Net income (loss) - The Company reported a net loss of $400,845 for the nine months ended May 31, 1996 compared to net income of $682,053 for the same period in 1995. The net loss for the nine months ended May 31, 1996 was a result of
(I) approximately $435,492 in interest expenses; (ii) the accrual of approximately $104,283 in contingent interest expenses; (iii) $191,320 for amortization of goodwill and noncompete agreements; and (iv) a net loss of $282,000 at QCP.

Three Months Ended May 31, 1996 Compared to Three Months Ended May 31, 1995

Net Sales - Net sales totaled $2,627,886 for the three months ended May 31, 1996, as compared to $941,491 for the three months ended May 31, 1995. The increase of $1,686,395 or 179% was primarily attributable to the Consolidation. The Company's sales were $1,610,076 for the three months ended May 31, 1996, as compared to $1,677,371 for the three months ended May 31, 1995, due to additional pharmacies being added by the Company's main distributor.

Cost of Sales - Cost of sales as a percent of net sales for the three months ended May 31, 1996 was 66% as compared to 46% for the three months ended May 31, 1995. The increase was primarily the result of the Consolidation. QCP's cost of sales are higher than the Company's due to the fact that QCP purchases pharmaceuticals in bulk from third parties for repackaging and distribution. The Company's cost of sales are lower than QCP's because the Company manufactures its products from raw materials, representing higher margins. Cost of sales for the Company for the three months ended May 31, 1996 was 48% prior to the Consolidation which is comparable to the three months ended May 31, 1995.

Selling General and Administration - SG&A for the three months ended May 31, 1996 were $958,324 as compared to $283,322 for the three months ended May 31, 1996. This increase of $675,002 or 238% is the result of (I) the Consolidation, (ii) the reclassification of freight delivery costs from cost of sales in 1995 to SG&A in 1996, and (iii) the hiring of a purchasing director, V.P.-Marketing, national Sales Director and additional sales support staff by QCP.

Interest Expense - Interest expense for the three months ended May 31, 1996 was $216,599 as compared to $12,640 for the three months ended May 31, 1995. The increase of $203,959 was primarily the result of the increase in the Company's total debt from $427,092 to $5.85 million in connection with the acquisition of QCP.

Net income (loss) - The Company reported a net loss of $275,416 for the three months ended May 31, 1996 compared to net income of $210,083 for the same period in 1995. The net loss was a result of (I) approximately $172,000 in cash interest expenses; (ii) the accrual of approximately $34,500 in contingent interest expenses (non-cash); (iii) $58,257 for non-cash amortization of goodwill and noncompete agreements; and (iv) a net loss of $261,142 at QCP.

                 LIQUIDITY AND CAPITAL RESOURCES

The following table is presented to facilitate the discussion of the Company's current liquidity and sets forth the Company's liquidity position as of May 31, 1996 as compared to August 31, 1995.



                                                         May 31,                     August 31,
                                                     1996                  1995
     Current Assets                                    *$3,199,258         *$2,656,600
     Current Liabilities                          2,313,252                2,040,931
     Net Working Capital (Deficiency)           $  579,968            $  615,669

*Includes $380,000 of deferred taxes per FASB 109 resulting from the Company's substantial Net Operating Loss Carry forward.


At May 31, 1996, the Company had $21,306 in cash and $3,177,944 in other current assets as compared to $115,773 in cash and $1,174,107 in other current assets at May 31, 1995. Current liabilities were $2,313,252 at May 31, 1996 compared to $381,060 at May 31, 1995 which resulted in working capital of $579,958 and a current ratio of 1.4:1. The increase in current liabilities was a result of the consolidation of the current liabilities of QCP with the Company's at May 31, 1996. For the nine months ended May 31, 1996, the Company generated cash flow from operations of ($500,888) as compared to $403,961 for the nine months ended May 31, 1995. The $904,845 decrease in cash flow is primarily attributable to
(1) the net loss for the current period; (2) the payment of approximately $400,000 in QCP accounts payable and (3) an increase in QCP inventory of $207,000 during the nine month period ended May 31, 1996. The amount of finished goods Inventory was increased to reduce labor costs by increasing the size of the production batches.

Interest on the Term Loan is payable at the Bank prime plus 3% (which totaled 11.25% at May 31, 1996). The Term Loan is payable in sixteen quarterly installments of $125,000 to be made August 1, 1996 through August 1, 2000 with a lump sum payment of $2,000,000 due in August 2000. The Revolving Facility is payable at the Bank prime plus 2% (which totaled 10.25% at February 29, 1996) and expires in August, 2000. At May 31, 1996 the balance on the Revolving Facility was $961,239. The Company has an additional term loan of $400,000 with an interest rate at the Bank prime plus 3% (which totaled 11.25% at May 31, 1996) and which is payable in monthly installments of $6,667 through August 1, 2000. The balance at May 31, 1996 was $339,997. On March 15, 1996, the Company and the Board signed the Third Amendment to the Credit and Security Agreement which revised certain covenants and waived all prior defaults. As of May 31, 1996, the Company is not in compliance with the amended financial ratios and net income covenants.

During the three months ended May 31, 1996, a total of $965,000 in cash was received from the exercise of options and warrants by the Company's Chief Executive Officer and by its President.

As of May 31, 1996, the Company had net operating loss carry forwards of approximately $17,467,000 available to reduce taxable income through 2006 for federal and state income tax reporting purposes. Due to the Company's net loss for the nine months ended May 31, 1996, the Company may not be able to realize the Deferred Tax asset at August 31, 1996. This could result in up to a $600,000 charge to earnings, however the Company feels the actual charge, if any, will be considerably less.


Future Capital Requirements

Cash flow has been adversely impacted by the Company's substantial investment in the development of an adjudications software program. This program is a powerful tool used by physicians to dispense and adjudicate medications in an easy to use, yet comprehensive package. This state of the art software was developed in Windows 95 to allow physicians to control inventory, maintain reorder levels, dispense and track all prescriptions issued, and adjudicate claims to insurance companies. In the past, point-of-care physician dispensing has been available to cash paying patients only or about 10% of the patient base. The majority of the insurance card carrying public had no option but to go to a pharmacy for the dispensing of their prescription needs. Now with this software, a physician can dispense and adjudicate a patient's prescription claim to the insurance company right in the doctor's office. Also, the software will keep track of all medications the patient has taken or has been prescribed to him in the past and warn the physician if there are any possible adverse reactions that the new prescription might have when combined with any of the patient's old medications. This software has expanded QCP's customer's potential population base to almost 100% of their patients seen. It also insures the doctor that the patient will be given the medication needed to complete the therapy

The Company believes that the Revolving Facility with the Bank, proceeds from the exercise of certain options and warrants, proceeds from the private placement, and the anticipated positive impact of changes in the operations of QCP described below will provide sufficient sources of liquidity to fund the Company's future financial requirements. However, for the first nine months of fiscal 1996 cash flow from operations has not been sufficient to meet the Company's operating requirements and debt service. These cash requirements have been met through the exercise of options and warrants by the Company's CEO and by its President and from the proceeds from the private placement. In the event that the Company should require significant expansion of its business resulting in additional capital requirements or if the Revolving Facility and cash from operations are inadequate to fund the Company's financial requirements, the Company would have to raise additional capital through the placement of debt or equity. However, there can be no assurance that the Company would be able to secure additional financing, or, if so, that the terms of such financing would be acceptable to the Company.

The Company's long-term capital expenditure requirements will depend upon numerous factors, including the demand for the Company's product and any expansion activities. The Company anticipates that QCP will need an additional $1 million for capital expenditures in the next fiscal year to upgrade its production line and computer equipment that will be leased to customers. This equipment will only be necessary if QCP meets the expected large sales growth requiring addition production capacity. The Company expects that the majority of these expenditures will be in the form of capital leases and will be funded through operations and the Revolving Facility. However, the Company does not have any commitments for capital leases and there are no assurances that the Company will be able to secure such financing or, if so, that the terms of such financing would be acceptable to the Company.

Although the Company experienced a net loss for the nine months ended May 31, 1996 for the reasons discussed above, the Company is currently experiencing its highest level of sales to date. While QCP's sales have remained constant for the past nine months, QCP has successfully begun two pilot programs and entered into twelve new contracts. These new contracts have the potential to generate substantial additional sales for QCP. However, management expects that QCP will not see significant results from these contracts until the Second Quarter of Fiscal 1997.

Item 6.                   Exhibits and Reports on Form 8-K

     a.                                          Exhibits:


          Exhibit 11     Statement Regarding Computation of Per Share Earnings

          Exhibit 27     Financial Data Schedule

     b.   Reports on Form 8-K

          1.   A Current Report on Form 8-K dated October 2, 1995 was filed
               under     Item 8.

          2. An Amendment to the Current Report on Form 8-K dated October 2, 1995 was filed under Item 8.

          3. An amendment to the Current Report on Form 8-K dated August 7, 1995 was filed on October 23, 1995 under Item 7.

                            SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   GOLDEN PHARMACEUTICALS, INC.
                                   (Registrant)



DATED:    July 15, 1996  BY:  /s/ Glen H. Weaver
                                   Glen H. Weaver,
                                   Vice President, Finance
                                   Chief Financial Officer
                          Exhibit No. 11

                        To The Form 10-QSB

           For The Quarterly Period Ended May 31, 1996

                          EXHIBIT NO. 11

                   GOLDEN PHARMACEUTICALS, INC.
      STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

                                                                   Nine months Ended
                                                            May 31,                  August 31,
                                   1996                     1995
Shares of common stock and
  equivalents outstanding at
  beginning of period                                      105,607,852          105,723,962
Weighted-average shares or
  equivalents issued during
  the period                                                2,342,211           548,137
Weighted-average shares or
  equivalents canceled during
  the period                                                (134,149)                     0
Weighted-average shares assumed
  issued under stock option plans
  during the period                                         4,800,000                     0
Average common and common
  stock equivalents
  outstanding                                               112,615,914         106,272,099
Income before extraordinary
  item                                                      $(400,845)          $582,376
Extraordinary Item                                               0                   99,677

Accrual of dividends on 15%/30%
  convertible preferred stock                                    0                        (44,358)
Net Income                                             $   (400,845)            $ 637,695
Earnings per share:
Income before extraordinary
  item                                                      $       *                $      *
Extraordinary Item                                                   *                            *
Accrual of dividends on 15%/30%
  convertible preferred stock                                        *                            *
Earnings per share                                          $       *                $      *
*    Less than $.01 per share
                             Exhibit No. 27



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